Exhibit 99.73

Condensed interim consolidated financial statements

(Unaudited)

CannTrust Holdings Inc.

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in Canadian dollars)

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(in Canadian dollars)

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
Assets

Current
Cash	$20,751,739	$17,961,043
Short term investments (Note 6)	101,538	201,538
Harmonized sales tax recoverable	3,286,484	2,636,710
Inventory (Note 7)	15,384,364	10,959,022
Biological assets (Note 7)	24,311,525	9,843,690
Accounts receivable	980,642	160,383
Prepaids	1,751,919	2,465,506
Total current assets	66,568,211	44,227,892

Investment (Note 15)	176,158	156,073
Restricted cash (Note 6)	100,765	100,765
Property and equipment (Note 8)	40,654,969	33,963,685

Total Assets	107,500,103	78,448,415

Liabilities

Current
Accounts payable and accrued liabilities	8,827,664	6,579,997
Current portion of promissory note (Note 5)	200,000	200,000
Current portion of mortgage (Note 9)	38,064	-
Total current liabilities	9,065,728	6,779,997

Promissory note (Note 5)	600,000	800,000
Mortgage (Note 9)	9,488,555	-
Total Liabilities	19,154,283	7,579,997

Shareholders' Equity
Share capital (Note 10)	108,741,206	104,824,215
Share-based payment reserve (Note 11)	5,588,753	2,272,302
Warrants reserve (Note 12)	2,163,639	3,361,789
Deficit	(28,147,778)	(39,589,888)
Total Shareholders' Equity	88,345,820	70,868,418
Total Liabilities and Shareholders' Equity	$107,500,103	$78,448,415

Commitments (Note 13)

Subsequent Events (Note 20)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

(signed) “Eric Paul”	Director	(signed) “Mark Litwin”	Director

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

	March 31, 2018	March 31, 2017

Revenue (Note 19)	$7,839,847	$3,033,245

Cost of goods sold	2,740,848	750,489
Amortization expensed to cost of sales (Note 8)	246,028	220,017
Gross profit, before the unrealized gain on changes in fair value of biological assets	4,852,971	2,062,739
Fair value changes in biological assets included in inventory sold	5,531,827	2,291,047
Unrealized gain on changes in fair value of biological assets (Note 7)	(23,164,021)	(4,018,206)
Gross profit	22,485,165	3,789,898

Expenses
Amortization (Note 8)	883,405	180,913
General and administrative	786,820	234,967
Loss on Equity Accounted Investment (Note 15)	43,094	25,953
Management fees (Note 14)	80,000	200,000
Marketing and promotion	266,448	98,164
Professional fees	429,549	215,608
Rent and facilities	789,003	23,889
Salaries and benefits	2,589,727	740,018
Selling and shipping costs	1,470,717	578,785
Share based compensation (Note 11)	3,630,576	196,505
Expenses before Financing Activities and Transaction Costs	10,969,339	2,494,802

Income from Operations before Financing Activities and Transaction Costs	11,515,826	1,295,096

Interest expense	(71,822)	(95,295)
Accretion expense (Note 9)	(31,369)	(89,448)
Transaction costs (Note 5)	-	(204,282)
Other income	29,475	-
Loss on revaluation of derivative liability	-	(1,683,975)
Net Income (Loss) and Comprehensive Income (Loss)	$11,442,110	$(777,904)

Weighted average number of common shares - basic	91,921,020	68,912,930
Weighted average number of common shares - diluted	95,674,356	68,912,930

Earnings (loss) per share - basic (Note 10)	$0.12	$(0.01)
Earnings (loss) per share - diluted (Note 10)	$0.12	$(0.01)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

	Share Capital
	Number of	Amount -	Share -based
	common shares	Common shares	payment reserve	Warrants	Deficit	Total

Balance, December 31, 2016	67,995,919	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249
February 2017 Private Placement (Note 10)	510,000	1,020,000	-	25,168,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement	-	-	-	499,169	-	499,169
March 2017 Share issuance on exercise of convertible debt (Note 10)	644,264	877,497	-	-	-	877,497
March 2017 Exercise of warrants (Note 10)	1,000,000	1,845,919	-	(545,919)	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand (Note 10)	1,068,161	1,068,161	-	-	-	1,068,161
March 2017 Share issuance as partial consideration for	75,000	150,000	-	-	-	150,000
Warrant Financing (Note 10) Share and Warrant issuance costs	-	-	-	(2,068,245)	-	(2,068,245)
Share-based compensation (Note 11)	-	-	196,505	-	-	196,505
Net loss and comprehensive loss	-	-	-	-	(777,904)	(777,904)
Balance, March 31, 2017	71,293,344	$58,877,746	$196,505	$26,080,603	$(47,253,222)	$37,901,632

Balance, December 31, 2017	90,906,265	$104,824,215	$2,272,302	$3,361,789	$(39,589,888)	$70,868,418
January 2018 Exercise of stock options (Note 10 and 11)	175,000	664,125	(314,125)	-	-	350,000
February 27, 2018 Exercise of warrants (Note 10 and 12)	847,185	1,658,585	-	(726,681)	-	931,904
Exercise of broker warrants (Note 10 and 12)	561,406	1,594,281	-	(471,469)		1,122,812
Share-based compensation (Note 11)	-	-	3,630,576	-	-	3,630,576
Net income and comprehensive income	-	-	-	-	11,442,110	11,442,110
Balance, March 31, 2018	92,489,856	$108,741,206	$5,588,753	$2,163,639	$(28,147,778)	$88,345,820

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

	March 31, 2018	March 31, 2017

Operating Activities
Net income (loss)	$11,442,110	$(777,904)
Items not effecting cash
Amortization (Note 8)	1,129,433	400,930
Accretion expense	31,369	89,448
Biological assets expensed to cost of sales	5,531,827	2,291,047
Unrealized gain on changes in fair value of biological assets	(23,164,021)	(4,018,206)
Loss on Equity Accounted Investment	43,094	25,953
Loss on revaluation of derivative liability	-	1,683,975
Interest expense, net of interest income	57,570	95,295
Share-based compensation	3,630,576	196,505
	(1,298,042)	(12,957)
Changes in non-cash working capital
Harmonized sales tax recoverable	(649,774)	46,962
Inventory and biological assets	(1,034,240)	(309,074)
Accounts receivable	(835,313)	(5,531)
Prepaids	713,587	(848,091)
Accounts payable and accrued liabilities	231,082	(638,339)

Cash flows used in operating activities	(2,872,700)	(1,767,030)

Investing Activities
Purchase of property and equipment (Note 8)	(6,051,925)	(510,649)
Acquisition of Greenhouse and related assets (Note 5)	-	(6,500,000)
Interest received	15,054	-
Advances to/investment in Joint Venture (Note 15)	(63,179)	(26,940)
Issuance of short term investments	-	(900,000)
Redemption of short term investments (Note 6)	100,000	-
Cash flows used in investing activities	(6,000,050)	(7,937,589)

Financing Activities
Proceeds from private placement, net of share issue costs	-	24,769,124
Proceeds from exercise of warrants (Note 10)	2,054,716	1,300,000
Proceeds from exercise of stock options (Note 10)	350,000	-
Proceeds from mortgage, net of costs (Note 9)	9,529,635	-
Repayment of promissory note (Note 5)	(200,000)	-
Interest paid	(70,905)	(566,500)
Restricted cash held as collateral on credit card financing	-	(75,000)

Cash flows provided by financing activities	11,663,446	25,427,624

Net increase in cash	2,790,696	15,723,005

Cash, at beginning of period	17,961,043	4,895,145

Cash, at end of period	$20,751,739	$20,618,150

See notes 5, 8, 10 and 12 for non-cash financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Nature of Operations

CannTrust Holdings Inc. (“CannTrust” or the “Company”) is a Canadian company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian Company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian Company incorporated on October 31, 2013. The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, a Canadian company incorporated in Ontario on May 4, 2015. The Company holds 25% of the outstanding shares of Stenocare A/S (“Stenocare”), a Danish company. On April 30, 2015, CannTrust Inc. and the Company completed a share reorganization, whereby the Company became the parent company of CannTrust Inc. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “TRST”.

The Company is a licensed producer and distributor of medical cannabis in Canada pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the Marijuana for Medical Purposes Regulations (“MMPR”) in February 2015.

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. acquired various Greenhouse and related assets located in the regional municipality of Niagara, Ontario.

The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

2.	BASIS OF PRESENTATION

Basis of Preparation

The condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for biological assets and certain financial assets and liabilities which are presented at fair value.

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”) . The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and therefore should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on May 14, 2018.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

3.	SUMMARY OF NEW SIGNIFICANT ACCOUNTING POLICIES

a.	New Standards Adopted in Current Year

•	IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of medicinal cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfied its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18. IFRS 15 is effective for the Company on January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements. Note that as a result of IFRS 15, the disaggregated revenue has been disclosed in Note 19.

b.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these condensed interim consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards which are not yet effective for the relevant reporting periods and which the Company has not early adopted.

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company is currently assessing and still evaluating what impact the application of this standard will have on the condensed interim consolidated financial statements of the Company.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 15.

(ii)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain assets related to income tax losses carried forward is not yet probably due to uncertainty of future taxable income and has not recorded a deferred income tax asset relating to those losses. Refer to Note 16.

Significant estimates include the following:

(i)	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 7.

(ii)	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 7.

(iii)	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 8.

(iv)	Inputs to Black Scholes model used for valuation of warrants and options. Refer to Note 11 and 12.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

5.	ACQUISITION

On March 6, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various Greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the Greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the operating business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a Health Canada Approved Marijuana growth facility. With this purchase, the Company has enhanced its ability to serve the medicinal Marijuana market in Canada and Internationally. The Company received its Health Canada Sales License for the completed Phase 1 conversion on February 12, 2018.

The Company has allocated the purchase price as follows:

Assets	Allocation

Land	$484,507
Residential Buildings	571,000
Greenhouses and Equipment	4,215,192
Plant and Equipment	2,115,301
Vehicles	114,000
Total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:

Cash consideration	$6,500,000
Promissory note (a)	1,000,000
Total	$7,500,000

a.	As part of the consideration for the acquisition, a non-interest bearing promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000. The first payment of $200,000 was made in January 2018.

The following table reflects a continuity of the Company’s promissory note:

	March 31, 2018	December 31, 2017
Carrying amount, January 1	$1,000,000	$-
Issuance of promissory note	-	1,000,000
Repayment of promissory note	(200,000)	-
Carrying amount	$800,000	$1,000,000

Costs incurred related to the acquisition totaled $204,282 which are included in 2017 transaction costs expense. No receivables, payables or inventory were acquired through the acquisition. There was no goodwill that arose from this acquisition. For the three months ended March 31, 2018, there were $166,040 (March 31, 2017 - Nil) of expenses relating to the Greenhouse acquisition impacting net income. These expenses related to amortization of the acquired assets.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

6.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	March 31, 2018	December 31, 2017
Short-term investment - GIC (i)	$101,538	$201,538
Restricted cash - GIC held as collateral (ii)	100,765	100,765
Total restricted cash and short-term investments	$202,303	$302,303

(i)	The GIC, redeemable without penalty on the 15th of each month, was issued on January 4, 2017 and matures on January 4, 2020. The investment is a three-year GIC held with a large Canadian financial institution at a fixed interest rate of 0.75% in year 1, 0.8% in year 2 and 0.85% in year 3.

(ii)	$100,000 GIC is held by the bank as collateral against credit cards issued to management of the Company at an interest rate of 1.53%. The credit cards have a combined credit limit of $100,000.

The Company has a letter of credit with a large Canadian financial institution for up to $100,000. The letter of credit has a one-year expiry from the date of issue and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at March 31, 2018 or December 31, 2017.

7.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and medical cannabis plants. The Company’s biological assets are comprised of:

	March 31, 2018	December 31, 2017
Carrying amount, January 1	$9,843,690	$2,320,093
Seeds used	(300)	(979)
Changes in fair value less costs to sell due to biological transformation	23,164,021	24,856,050
Transferred to inventory upon harvest	(8,695,886)	(17,331,474)
Carrying amount	$24,311,525	$9,843,690

As at March 31, 2018, included in the carrying amount of biological assets is $25,016 of seeds (December 31, 2017 - $25,316) and $24,286,509 of live plants (December 31, 2017 - $9,818,374).

Biological assets are classified as level 3 in the fair value hierarchy. There have been no transfers between levels. The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	estimate of percentage of costs incurred for each stage of plant growth.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS (continued)

All of the plants are to be harvested as agricultural produce (i.e. medical cannabis) and all of the plants, on average, were 51% from harvest as at March 31, 2018 (December 31, 2017 – 52%).

The Company estimates the harvest yields for the plants at various stages of growth. As at March 31, 2018, it is expected that the Company’s biological assets will yield approximately 4,708,250 grams (December 31, 2017 – 1,911,972 grams) of biological produce, with selling prices ranging from $4.50 to $11.00 per gram, before any discounts.

The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that a 10% decrease in selling prices would result in a $3,385,507 (December 31, 2017 - $1,261,124) decrease in the fair value of the biological assets.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging supplies. Inventory is valued at the lower of cost and net realizable value. As at March 31, 2018, the Company held 1,344,573 grams of dry cannabis (December 31, 2017 – 626,935) and 1,531,786 grams of extracts (December 31, 2017 – 977,186).

Inventory is comprised of the following items:

	March 31, 2018	December 31, 2017
Accessories	$204,458	$116,974
Finished Goods	3,592,800	3,406,124
Work-in-Progress	11,532,146	7,298,424
Packaging and supplies	54,960	137,500
Total Inventory	$15,384,364	$10,959,022

As at March 31, 2018, included in the carrying amount of finished goods is $1,194,456 of dry cannabis (December 31, 2017 - $1,279,339) and $2,398,344 of extracts (December 31, 2017 - $2,126,785). As at March 31, 2018, included in the carrying amount of work-in-process is $6,625,136 of dry cannabis (December 31, 2017 - $3,355,635) and $4,907,010 of extracts (December 31, 2017 - $3,942,789).

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

8.	PROPERTY AND EQUIPMENT

			Buildings,
		Leasehold	Greenhouse and
	Land	Improvements	Improvements	Equipment	Other	T otal
Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528
Additions	-	14,592	2,860,201	5,108,791	68,341	8,051,925
Balance at March 31, 2018	$484,507	$2,981,516	$19,298,345	$23,843,279	$1,063,806	$47,671,453

Accumulated Amortization
Balance at December 31, 2017	$-	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)
Amortization	-	(57,532)	(223,905)	(1,038,393)	(40,811)	(1,360,641)
Balance at March 31, 2018	$-	$(960,332)	$(517,827)	$(4,839,904)	$(698,421)	$(7,016,484)

Carrying Amounts
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685
Balance at March 31, 2018	$484,507	$2,021,184	$18,780,518	$19,003,375	$365,385	$40,654,969

As at March 31, 2018, $231,208 (December 31, 2017 - $385,950) of amortization was capitalized to ending inventory. Included in Property and Equipment additions for the quarter ended March 31, 2018 is $2,000,000 in accounts payable.

9.	MORTGAGE

The following table reflects a continuity of the Company’s mortgage payable:

	March 31, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Advance of mortgage financing (net of costs)	9,529,635	-
Accretion expense	31,369	-
Mortgage payment accrual	(34,385)	-
Carrying amount	$9,526,619	$-
Less: current portion of mortage	(38,064)	-
Non-current portion of mortgage	$9,488,555	$-

On February 14, 2018, the Company secured $15,000,000 of mortgage financing on the Niagara Greenhouse Facility. On closing, $10,000,000 was advanced to the Company with the remaining $5,000,000 to be advanced following the completion of the Greenhouse Phase 2. The mortgage has a two-year term and an amortization period of twenty years bearing an annual interest rate of 6.03% with a maturity date of February 15, 2020. Costs incurred related to the mortgage totaled $470,365 which are netted against the mortgage liability. The effective interest rate of the mortgage is 9.09%.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Share Capital
	Number of	Amount -
	Common Shares	Common shares
Balance, December 31, 2016	67,995,919	$53,916,169
February 2017 Private Placement (i)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (ii)	644,264	877,497
March 2017 Exercise of warrants (iii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (iv)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (v)	75,000	150,000
Balance, March 31, 2017	71,293,344	$58,877,746

Balance, December 31, 2017	90,906,265	$104,824,215
January 2018 Exercise of stock options (vi)	175,000	664,125
February 27, 2018 Exercise of warrants (vii)	847,185	1,658,585
Exercise of broker warrants (viii)	561,406	1,594,281
Balance, March 31, 2018	92,489,856	$108,741,206

(i)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(ii)	On March 6, 2017, $600,000 of convertible debt and related derivative liability with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(iii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(iv)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

(v)	As consideration for the special warrant subscription, the Company issued 75,000 common shares to the Agent on March 16, 2017. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

(vi)	In January 2018, 175,000 stock options were exercised at $2.00 per share for gross proceeds of $350,000.

(vii)	On February 27, 2018, 847,185 warrants were exercised to purchase 847,185 common shares at $1.10 per share for gross proceeds of $931,904. The carrying value of the warrants was $726,681.

(viii)	During the three months ended March 31, 2018, 561,406 broker warrants were exercised to purchase 561,406 common shares at $2.00 per share for gross proceeds of $1,122,812. The carrying value of the warrants was $471,469.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt and stock options into common shares, have a dilutive effect on earnings per share. The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings per share amounts are presented in the table below:

	Three months ended
	March 31, 2018	March 31, 2017
Numerator - basic and diluted earnings per share:
Net income (loss) and comprehensive income (loss)	$11,442,110	$(777,904)

Denominator - basic earnings per share:
Weighted average number of shares - basic	91,921,020	68,912,930

Denominator - diluted earnings per share:
Stock Options	2,066,223	-
Warrants	1,687,113	-
Weighted average number of shares - diluted	95,674,356	68,912,930

Earnings (loss) per share - basic	$0.12	$(0.01)
Earnings (loss) per share - diluted	$0.12	$(0.01)

11.	STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company. The Board of Directors establish expiry dates and exercise prices (at not less than market price, determined by recent transactions) at the date of grant. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is equal to 10% of the issued and outstanding common shares.

The following is a summary of the changes in the Company’s ESOP options during the period:

		Weighted Average
	Options issued	exercise price
December 31, 2016	-	$-
Options granted	1,565,000	2.00
March 31, 2017	1,565,000	$2.00

December 31, 2017	3,526,000	$3.45
Options granted	483,500	10.16
Options forfeited	(78,000)	2.24
Options exercised	(175,000)	2.00
March 31, 2018	3,756,500	$4.41

The weighted average fair value of common shares issued on exercise of options was $10.54 at time of exercise.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

11.	STOCK OPTION PLAN (continued)

The following is a summary of the outstanding stock options as at March 31, 2018.

Options Outstanding			Options Exercisable
	Weighted Average	Exercise		Exercise
Number	Remaining Contractual Life	Price per	Number	Price per
Outstanding	(years)	share	Exercisable	share
1,547,500	8.9	$2.00	166,666	$2.00
60,000	8.9	2.20	-	-
30,000	8.9	2.28	-	-
900,000	8.9	3.00	-	-
20,000	8.9	3.50	-	-
4,000	8.9	4.58	-	-
30,000	8.9	4.65	-	-
94,500	8.9	5.20	-	-
90,000	8.9	6.21	-	-
195,000	8.9	7.85	-	-
7,000	8.9	8.10	-	-
70,000	8.9	8.35	-	-
250,000	8.9	9.00	-	-
50,000	8.9	11.10	-	-
175,000	8.9	11.14	175,000	11.14
52,000	8.9	10.97	-	-
61,500	8.9	8.49	-	-
95,000	8.9	8.48	60,000	8.48
25,000	9.9	$9.16	-	-
3,756,500	8.9	4.35	401,666	$6.95

For the three months ended March 31, 2018, the Company recorded $3,630,576 (March 31, 2017 - $196,505) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period. In determining the amount of share-based compensation for the three months ended March 31, 2018, the Company used the Black-Scholes option pricing model applying the following assumptions to establish the fair value of options granted during the period:

Risk-free interest rate	2.2% - 2.3%
Expected life of options (years)	9.0 - 10
Expected annualized volatility	74%
Expected dividend yield	Nil
Exercise price (per share)	$8.48 - $11.14

Volatility was estimated by using the historical volatility of other companies having trading and volatility history that the Company considers comparable. Comparable companies with lower volatilities have been used for options granted by the Company after it was listed publicly. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

12.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants:

		Number of			Weighted
		common shares to		Weighted	average
		be issued on		average	remaining
	Number of	exercise of		exercise	life in
	Warrants	warrants	Amount	price	years
December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17
February 27, 2018 Exercise of warrants (i)	(847,185)	(847,185)	(726,681)	1.10
Exercise of broker warrants (ii)	(561,406)	(561,406)	(471,469)	2.00
March 31, 2018	1,042,131	2,042,130	$2,163,639	$1.63	1.98

(i)	On February 27, 2018, 847,185 warrants were exercised to purchase 847,185 common shares at $1.10 per share for gross proceeds of $931,904. The carrying value of the warrants was $726,681.

(ii)	During the three months ended March 31, 2018, 561,406 broker warrants were exercised to purchase 561,406 common shares at $2.00 per share for gross proceeds of $1,122,812. The carrying value of the warrants was $471,469.

The weighted average fair value of common shares issued on exercise of warrants was $8.89 at the time of exercise.

13.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	$66,482,481	$2,538,910	$3,649,053	$3,650,083	$3,661,419	$3,661,419	$49,321,597

On March 7, 2018, the Company executed a long-term agreement with Envest Corp. to provide cogeneration derived heat and power at its 430,000 square foot Greenhouse Facility. As part of the agreement, CannTrust is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing a smaller temporary Cogen equipment system to provide heat and power while the larger long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred.

14.	RELATED PARTY TRANSACTIONS

Key Management and Director Compensation

During the three-month period ended March 31, 2018, the compensation of key management and directors of the Company totaled $397,523 (March 31, 2017 - $203,501), and consisted of salaries, bonuses, and director fees. There were 285,000 (March 31, 2017 - 825,000) stock options valued at $2,269,189 (March 31, 2017 - $1,641,715) issued to key management and directors during the three-month period ended March 31, 2018. There were 175,000 (March 31, 2017 – Nil) stock options valued at $314,125 (March 31, 2017 – Nil) exercised by related parties during the three-month period ended March 31, 2018. There were 75,000 (March 31, 2017 – Nil) stock options valued at $289,575 (March 31, 2017 – Nil) forfeited by related parties during the three-month period ended March 31, 2018. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

14.	RELATED PARTY TRANSACTIONS (continued)

Other related party transactions

During the three-month period ended March 31, 2018, the Company incurred $80,000 (2017 - $200,000) of management fees to related parties, of which $26,667 (December 31, 2017 - $26,667) was unpaid and included in accounts payable at March 31, 2018. During the three-months ended March 31, 2018, the Company incurred legal fees of $159,477 (2017 - $313,793) relating to corporate services provided by a firm at which a director of the Company is a partner.

15.	INVESTMENTS

On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P. (“Club Coffee”), in which each entity holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd (“CCTP”). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. The cost of the investment was nominal. During the three-month period ended March 31, 2018, CCTP had a net loss and comprehensive loss after tax of $86,188 (March 31, 2017 - $51,906) of which $43,094 (March 31, 2017 - $25,953) was the Company’s share. The Company’s interest in CCTP was recorded as an equity accounted investment of $176,158 as at March 31, 2018 (December 31, 2017 - $156,073). Included in the investment balance is the cumulative net loss of $337,592 and net receivables of $513,750 of which $63,179 was advanced during the three months ended March 31, 2018.

As a condition of permitting the Company to trade its Common Shares on the TSX, the TSX required of the Company that the two license agreements entered into by CCTP with Lighthouse Strategies LLC and Silver State Wellness LLC in respect of certain geographic areas of the United States of America (collectively, the “US License Agreements”), be assigned to an entity in which the Company does not have an economic interest therein. Accordingly, on January 22, 2018 the Company and the other party to CCTP, Club Coffee, agreed to amend the Shareholder’s Agreement in which the parties agreed to assign the US License Agreements to a related party of CCTP in which the Company has no economic interest. In exchange CTTP received the option at the Company’s sole decision and after having met certain pre-stipulated conditions, to repurchase the US License Agreements for a nominal amount. These conditions are:

a)	marijuana being legalized federally in the United States of America, and/or

b)	the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or

c)	the Common shares of the Company are involuntarily delisted from the TSX, and/or

d)	control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

The transaction constitutes a disposal of the US License and IP whereby the Company is no longer entitled to any future economic benefits from the US Licenses and IP until such time that the option to reassign is exercised.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

15.	INVESTMENTS (continued)

On March 8, 2018, the Company executed an agreement to obtain a 25% interest in Stenocare IVS with the right to appoint half of the Board of Directors of Stenocare. Stenocare IVS is licensed to produce and sell cannabis products in Denmark. The cost of the investment was nominal. There was no financial statement impact for the three months ended March 31, 2018. On April 5, 2018, Stenocare changed its incorporation status from being Stenocare IVS to Stenocare A/S.

16.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the period and is reconciled as follows:

	March 31, 2018	March 31, 2017
Net income (loss) before income taxes	$11,442,110	$(777,904)
Combined federal and provincial statutory income tax rate	26.5%	26.5%
Tax expense (recovery) at statutory rate	$3,032,159	$(206,145)

Non-deductible expenses and other permanent differences	629,225	1,107,889
Change in deferred tax assets not recognized	(3,661,384)	(901,744)
Deferred income tax expense	$-	$-

As at March 31, 2018, the Company has not recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not been demonstrated that the Company will be able to generate sufficient future taxable income to utilize this tax asset over a reasonable period of time.

Deferred income tax balance is comprised of the following:

	March 31, 2018	December 31, 2017
Undepreciated Capital Cost in excess of book value	2,738,092	$606,812
Reserves and loss carry-forwards	997,702	4,661,627
Biological assets and inventory	(7,274,385)	(5,180,989)
Share issue costs	85,473	120,817
Deferred tax asset not recognized	3,453,118	(208,267)
	$-	$-

The expiry of the Company’s non-capital losses are as follows:

2034	$218,344
2035	744,255
2036	1,026,754
2037	894,439
2038	881,121
$3,764,913

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

17.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the mortgage is limited due to the fact that that it has a fixed rate.

As at March 31, 2018, the Company had $101,538 (December 31, 2017 – $200,000) in short-term investments held with a large Canadian financial institution. The GIC was issued on January 4, 2017 and matures on January 4, 2020. The Company redeems amounts as required to fund its ongoing working capital requirements. The GIC is redeemable without penalty on the 15th of each month. There is minimal interest rate risk associated with the instrument.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at March 31, 2018, the Company had accounts payable and accrued liabilities, the current portion of promissory note and the current portion of mortgage of $9,065,728 (December 31, 2017 – $6,779,997), and cash, short-term investments, HST recoverable and accounts receivable of $25,120,403 (December 31, 2017 - $20,959,674) to meet its current obligations.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

In addition to the commitments disclosed in Note 13, the Company is obligated to the following contractual maturities of undiscounted cash flows:

				Years 4
As at March 31, 2018	Total	Year 1	Year 2-3	and after
Accounts payable and accrued liabilities	$8,827,664	$8,827,664	$-	$-
Mortgage	11,062,369	861,795	10,200,574	-
Promissory Note	800,000	200,000	400,000	200,000
Total	$20,690,033	$9,889,459	$10,600,574	$200,000

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

17.	FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as the Company’s sales are typically paid at the time of transaction, with an immaterial balance to be collected subsequently.

The carrying amount of cash and cash equivalents, short-term investments, restricted cash and accounts receivable represents the maximum exposure to credit risk. At March 31, 2018, this amounted to $21,934,684 (December 31, 2017 - $18,423,729). Since the inception of the Company, no losses have been suffered in relation to cash at the bank.

Fair Value Disclosures

Fair value represents management’s estimates of the market value at a given point in time, which may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of judgement and therefore cannot be determined with precision.

The carrying values of the cash, short term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

The promissory note payable is non-interest bearing and its fair value approximates its carrying value.

The carrying value and fair value of the mortgage is as follows:

March 31, 2018	Carrying Value	Fair Value
Mortgage	$9,526,619	$9,967,659

The Company uses the government of Canada bond yield curve plus an adequate constant credit spread to discount the above financial instruments in order to determine fair value. The fair value of the loan payable is based upon level 2 fair value hierarchy inputs.

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from its operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private and public sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the three-months ended March 31, 2018.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2018 and March 31, 2017

(in Canadian dollars) (unaudited)

19.	REVENUE

The following table disaggregates revenue by major source:

	March 31, 2018	March 31, 2017
Dried Cannabis	$3,017,403	$1,848,331
Extracts	4,477,526	1,089,634
Other	344,918	95,280
	$7,839,847	$3,033,245

All revenue was from Canadian medical sales.

20.	SUBSEQUENT EVENTS

(i)	On April 3, 2018, 232,000 stock options were granted with an exercise price of $6.72 vesting over a three year term. On April 12, 2018, 16,666 stock options were exercised to purchase 16,666 common shares of the Company at $2.00 per share for gross proceeds of $33,332.

(ii)	Subsequent to the quarter, 139,080 warrants were exercised to purchase 139,080 common shares of the Company at $1.10 per share for gross proceeds of $152,988. Subsequent to the quarter, 17,600 broker warrants were exercised to purchase 17,600 common shares of the Company at $5.00 per share for gross proceeds of $88,000.